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Exhibit 2.1

UNITED STATES BANKRUPTCY COURT
DISTRICT OF MINNESOTA
THIRD DIVISION

In re:	Chapter 11
ANGEION CORPORATION,	Case No. 02-32260
Debtor.

JOINT MODIFIED PLAN OF REORGANIZATION

        Angeion Corporation and the official Unsecured Creditors' Committee propose the following Joint Plan of Reorganization pursuant to the provisions of 11 U.S.C. 1101, et. seq.

ARTICLE I
DEFINITIONS

Defined Terms:    The following terms have the respective meanings ascribed to them below, unless the context otherwise requires:

        Administrative Claim:    Any cost or expense of administration allowed under section 503(b) of the Bankruptcy Code and any fees or charges assessed against the estate of the Debtor under 28 U.S.C. § 1930.

        Allowed:    With respect to any Claim or Interest, except as otherwise provided herein: (a) a Claim or Interest that has been scheduled by the Debtor in its schedule of liabilities as other than disputed, contingent or unliquidated and as to which the Debtor or any other party in interest has not filed a timely objection; (b) a Claim or Interest that either is not a Disputed Claim or Disputed Interest or has been allowed by a Final Order; (c) a Claim or Interest that is Allowed: (i) in any stipulation of amount and nature of Claim executed prior to the Confirmation Date and approved by the Bankruptcy Court; (ii) in any stipulation with the Debtor of amount and nature of Claim or Interest executed on or after the Confirmation Date; or (iii) in or pursuant to any contract, instrument, indenture or other agreement entered into or assumed in connection herewith; (d) a Claim or Interest relating to a rejected executory contract or unexpired lease that either (i) is not a Disputed Claim or Interest or (ii) has been allowed by a Final Order, in either case only if a proof of Claim or Interest has been timely filed or has otherwise been deemed timely filed under applicable law; or (e) a Claim or Interest that is allowed pursuant to the terms hereof.

        Allowed Public Note Claims:    The Claims of the holders of the Debtor's 7 1/2% Senior Convertible Notes due 2003 in the aggregate outstanding principal amount of $20,198,000, plus accrued and unpaid interest up to and including the Petition Date of $1,016,816.15.

        Amended and Restated Bylaws:    The bylaws of the Reorganized Debtor, which shall be substantially in the form as included in the Plan Exhibits.

        Amended and Restated Articles of Incorporation:    The articles of incorporation of the Reorganized Debtor, as amended and restated, as described in section 6.01 of the Plan, which shall be substantially in the form included in the Plan Exhibits.

        Angeion Corporation 2002 Stock Option Plan:    The Angeion Corporation 2002 Stock Option Plan, which shall be substantially in the form as included in the Plan Exhibits.

        Bankruptcy Code:    Title I of the Bankruptcy Reform Act of 1978, as amended, set forth in title11, sections 101 et seq., of the United States Code.

        Bankruptcy Court:    The United States Bankruptcy Court for the District of Minnesota.

        Bankruptcy Rules:    The Federal Rules of Bankruptcy Procedure promulgated under 28 U.S.C. § 2075, as amended from time to time, together with the local rules of the Bankruptcy Court.

        Business Day:    Any day other than a Saturday, Sunday or "legal holiday" as defined in Bankruptcy Rule 9006(a).

        Claim:    Any claim against the Debtor within the meaning of Section 101(5) of the Bankruptcy Code.

        Class:    Any group of Claims or Interests, as classified pursuant to Article II of the Plan.

        Confirmation Date:    The date upon which the Court signs the Confirmation Order.

        Confirmation Order:    An order of the Bankruptcy Court confirming the Plan.

        Debtor:    Angeion Corporation.

        Debtor-in-Possession:    The Debtor as debtor-in-possession pursuant to Chapter 11 of the Bankruptcy Code.

        Disputed Claim:    Any Claim asserted against the Debtor (a) which the Debtor believes is unliquidated, disputed, or contingent, and which has not been Allowed by Final Order of the Bankruptcy Court or (b) as to which an objection has been filed by a party in interest and which objection has not been withdrawn or resolved. Wherever in the Plan the word "Disputed" precedes a defined term describing a Claim within a particular Class, that phrase will mean a Disputed Claim of the type described in such Class.

        Disputed Interest:    Any Interest asserted against the Debtor (a) which the Debtor believes is disputed, and which has not been Allowed by Final Order of the Bankruptcy Court or (b) as to which an objection has been filed by a party in interest and which objection has not been withdrawn or resolved. Wherever in the Plan the word "Disputed" precedes a defined term describing an Interest within a particular Class, that phrase will mean a Disputed Interest of the type described in such Class.

        Distribution Date:    The Effective Date or as soon as practicable thereafter.

        Effective Date:    The first Business Day after the Confirmation Date.

        Final Order:    An order that has not been reversed, modified, amended or stayed, and that is no longer subject to appeal, certiorari proceeding or other proceeding for review, reargument, or rehearing, provided, however, that the possibility that a motion under Rule 59 or Rule 60 of the Federal Rules of Civil Procedure or any analogous Bankruptcy Rule may be but has not been filed with respect to such order, shall not cause such order not to be a Final Order.

        Impaired:    Any Claim which is impaired within the meaning of Section 1124 of the Bankruptcy Code.

        Indenture:    means that certain indenture, dated as of April 14, 1998, by and among Debtor, as issuer and U.S. Bank National Association, as Indenture Trustee, for the issuance of the Notes.

        Indenture Trustee:    means U.S. Bank National Association.

        Indenture Trustee Expenses:    means any reasonable, unpaid out-of-pocket costs and expenses incurred or to be incurred by the Indenture Trustee, including, without limitation, reasonable out-of-pocket costs and expenses and reasonable fees of legal counsel to the Indenture Trustee.

        Interests:    Shall mean the equity interests and rights related thereto represented by (a) the Old Common Stock, (b) related rights, warrants and options, if any, with respect to (a) above determined immediately prior to the Filing Date.

        Management Options:    The options to be issued to management of the Reorganized Debtor pursuant to the Angeion Corporation 2002 Stock Option Plan providing for the right to purchase shares of Replacement Common Stock.

        New Warrants:    The warrants of the Reorganized Debtor authorized to be issued pursuant to a Warrant Agreement between the Debtor and its transfer agent, Wells Fargo Shareholder Services. Each warrant entitles the holder to purchase one share of Replacement Common Stock. The Debtor will issue warrants to each holder of Old Common Stock in an amount equal to the shares of Replacement Common Stock issued to the holder. The warrants will be exercisable for five years, subject to certain call provisions, and will be exercisable at a price equal to 125% of the per share percentage of the Total Allowed Claims.

        Notes:    Debtor's 7 1/2% Senior Convertible Notes due April 2003 issued pursuant to the Indenture.

        Noteholders:    Holders of the Notes.

        1934 Act:    The Securities Exchange Act of 1934, as amended.

        Old Common Stock:    The duly authorized, validly issued, fully paid shares of common stock outstanding of Debtor as of the Filing Date, which are being eliminated pursuant to the Plan.

        Old Equity Interests:    Collectively, all Interests in Angeion, and all related rights, warrants and options relating thereto.

        Other Priority Claims:    Any Claims against the Debtor to the extent entitled to priority in payment under Sections 507(a) of the Bankruptcy Code except for Administrative Claims or Priority Tax Claims.

        Petition Date:    June 14, 2002.

        Plan:    This plan of reorganization under Chapter 11 of the Bankruptcy Code, either in its present form or as amended, supplemented or otherwise modified from time to time.

        Plan Exhibits:    The documents described at the end of this Section I.

        Priority Tax Claim:    Any Claim against the Debtor to the extent entitled to priority in payment under section 507(a)(8) of the Bankruptcy Code.

        Record Date:    That date established by the Debtor for the purpose of determining to whom distributions shall be made under the Plan.

        Reorganized Board:    The Board of Directors of the Reorganized Debtor on and after the Effective Date. On the Effective Date, the Reorganized Board shall consist of the following individuals: Arnold Angeloni, John Penn, Richard Jahnke and Jeffrey Schmitz.

        Reorganized Debtor:    Angeion Corporation, on and after the Effective Date.

        Replacement Common Stock:    The common stock of the Reorganized Debtor, par value $.10 per share, authorized to be issued pursuant to the Amended and Restated Articles of Incorporation.

        Schedules:    The Debtor's Schedules of Assets and liabilities, filed with the Bankruptcy Court pursuant to Bankruptcy Rule 1007, along with such amendments or modification relating thereto as may be made from time to time.

        Securities Act:    The Securities Act of 1933, as amended.

        Subsidiary:    Medical Graphics Corporation. The Debtor owns all the voting stock of the subsidiary.

        Unimpaired:    Any Claim that is not Impaired within the meaning of Section 1124 of the Bankruptcy Code.

        Unsecured Claim:    Any Allowed Claim that is not a secured claim, an Administrative Claim, a Priority Tax Claim, or Other Priority Claim.

        Unsecured Creditors' Committee:    The Official Committee of Unsecured Creditors appointed in the Reorganization Case by the United States Trustee for the District of Minnesota, as the membership of such Committee is from time to time constituted and reconstituted.

        Other Terms.    Unless the context otherwise requires, any capitalized terms used and not defined herein or elsewhere in the Plan but that are defined in the Bankruptcy Code or Bankruptcy Rules will have the respective meanings set forth therein. Wherever from the context it appears appropriate, each term stated in either of the singular or the plural will include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender will include the masculine, the feminine and the neuter. Unless otherwise expressly stated in the Plan, the words "herein," "hereof," "hereto," "hereunder" and others of similar inference refer to the Plan as a whole and not to any particular section, subsection or clause contained in the Plan. The term "including" shall not be deemed to be exclusive and shall be deemed to mean "including, without limitation."

        Plan Exhibits:    The Amended and Restated Bylaws, Amended and Restated Articles of Incorporation, Angeion Corporation 2002 Stock Option Plan, and a list identifying the proposed directors of the Reorganized Debtor as set forth in exhibits to the Plan filed with the Court or as subsequently amended which amended exhibits shall be filed with the Clerk of the Bankruptcy Court at least ten (10) days prior to the first day on which the Confirmation Hearing is scheduled to commence. Holders of Claims against and Interests in the Debtor may obtain a copy of the Plan Exhibits at the website of the Bankruptcy Court, mnb.uscourts.gov or upon written request to counsel for the Debtor or counsel for the Unsecured Creditors' Committee, at the address set forth in Section 12.08 hereof. The Plan Exhibits are incorporated into and are a part of the Plan.

ARTICLE II
CLASSIFICATION OF CLAIMS AND INTERESTS

        Administrative Claims and Priority Tax Claims are unclassified. For purposes of the Plan, Claims and Interests are classified as follows:

        2.01    "Class 1 Claims"  shall consist of all Other Priority Claims. Status: Not Impaired—not entitled to vote.

        2.02    "Class 2 Claims"  shall consist of all Allowed Public Note Claims and other Unsecured Claims. Status: Impaired—entitled to vote.

        2.03    "Class 3 Interests"  shall consist of all shares of Old Common Stock and any related rights, warrants and options. Status: Impaired—entitled to vote.

        2.04    "Class 4 Claims" shall consist of Unsecured Claims of $5000 or less and those of more than $5000 where the holder elects to reduce its claim to $5000.

ARTICLE III
TREATMENT OF CLAIMS AND INTERESTS

        3.01    Treatment of Administrative Claims.    Each holder of an Allowed Administrative Claim shall be paid the Allowed Amount of its Claim in full, in cash, at the sole option of the Debtor, (a) on the Effective Date, or (b) on such other date as the Bankruptcy Court may fix, or (c) at such other time as the holder of such Claim agrees to in writing.

        3.02    Treatment of Priority Tax Claims.

          (a)  Each holder of an Allowed Priority Tax Claim shall be paid, consistent with § 1129(a)(9)(C) of the Code, at the sole option of the Debtor, either (a) the Allowed Amount of such Claim in full, in cash, on the Effective Date, or (b) 10% of such Claim, plus simple interest paid annually in arrears on the then outstanding amount of such Claim at the interest rate set forth in 26 U.S.C. § 6621(b), on each anniversary of the Effective Date which occurs prior to the sixth anniversary of the date of assessment of such Claim; and the balance of such Claim, together with accrued and unpaid interest thereon, on the sixth anniversary of the date of assessment of such Claim. Debtor shall have the right to prepay any Claim, in whole or in part, at any time, without penalty and with interest accrued and unpaid thereon to the time of prepayment. The Debtor believes there to be no Allowed Priority Tax Claims.

        3.03    Treatment of Class 1 Claims (Other Priority Claims).    Each holder of an Allowed Other Priority Claim will be paid in full on the Effective Date or as soon thereafter as practicable.

        3.04    Treatment of Class 2 Claims.    (Noteholder and Other UnsecuredClaims). Class 2 Claims are Impaired. On the Distribution Date, or as soon thereafter as is practicable, each holder of an Allowed Class 2 Claim shall receive such holder's pro rata share of 95% of Replacement Common Stock, subject to dilution for the New Warrants and the Management Options. Holders of Class 2 Claims shall not retain or receive any additional property for or on account of their Class 2 Claims

        3.05    Treatment of Class 3 Interests.    (Old Equity Interests). Class 3 Interests are Impaired. On the Effective Date, (a) the Old Common Stock will be replaced and substituted with Replacement Common Stock, and all related rights, warrants and options shall be canceled pursuant to Section 5.02 hereof and (b) any obligations of the Debtor under agreements or instruments governing, or entered into in connection with, the issuance or sale of the Old Common Stock and such related rights, warrants or options shall be discharged pursuant to Section 11.01 hereof. Each holder of an Allowed Class 3 Interest as a result of Old Common Stock shall receive a pro rata share of 5% of the Replacement Common Stock issued and outstanding as of the Effective Date and shall receive a New Warrant for each share of Replacement Common Stock issued to such holder. Each of the shares and New Warrants will be subject to dilution upon the exercise of the Management Options issued pursuant to the Angeion Corporation 2002 Stock Option Plan. There will be no distributions under the Plan as a result of warrants and options in existence on the Petition Date and such warrants and options are terminated.

        3.06    Treatment of Class 4 Claims (Administrative Convenience Unsecured Claims).    Class 4 Claims are not impaired. Each Class 4 Claim will be paid in full on the Effective Date or as soon thereafter as practicable.

ARTICLE IV
METHOD OF DISTRIBUTION OF PROPERTY TO HOLDERS OF ALLOWED CLAIMS

        4.01    Manner of Payment Under the Plan.    Any payment of cash made by the Reorganized Debtor, or its designee, pursuant to the Plan may be made either by check or by wire transfer, at the option of the Reorganized Debtor.

        4.02    Manner of Distribution of Other Property.    Any distribution under the Plan of property other than cash shall be made by the Reorganized Debtor, or its designee, in accordance with the terms of the Plan.

        4.03    Timing of Payment or Distribution When a Disputed Class 2 Claim or Disputed Class 3 Interest becomes an Allowed Class 2 Claim or an Allowed Class 3 Interest.    Subject to the provisions of this Plan, distributions with respect to each Disputed Class 2 Claim or Disputed Class 3 Interest that becomes an Allowed Class 2 Claim or an Allowed Class 3 Interest that would have otherwise been made had the Claim or Interest been an Allowed Claim or an Allowed Interest on the Effective Date shall be made on the next Distribution Date, as determined by the Reorganized Debtor.

        4.04    Excess Reserves.    Shares of Replacement Common Stock that are reserved for issuance but not issued shall remain authorized but unissued Replacement Common Stock.

        4.05    Record Date.    5:00 p.m. on the Business Day immediately preceding the Confirmation Date or such other date and time designated in the Confirmation Order.

ARTICLE V
IMPLEMENTATION OF THE PLAN

        5.01    Issuance of Securities and Execution of Related Documents.    On the Effective Date, the Reorganized Debtor (i) shall authorize and reserve 3,594,627 shares of Replacement Common Stock to be issued to the holders of Class 2 Claims and Class 3 Interests in accordance with the terms of the Plan, (ii) shall authorize and reserve such shares of Replacement Common Stock as may be necessary for distribution pursuant to the terms of the Angeion Corporation 2002 Stock Option Plan upon exercise of the Management Options, and (iii) shall authorize and reserve such shares of Replacement Common Stock as may be necessary for distribution to holders of the New Warrants upon exercise of such New Warrants.

        5.02    Replacement of Existing Securities, Agreements and Indenture.    Except as otherwise provided in the Plan, on the Effective Date, all rights arising from ownership of the Old Common Stock and any related rights, warrants and options, and all obligations of the Debtor relating thereto, shall be replaced and substituted with Replacement Common Stock as provided in Section 3.05. On the Effective Date, except to the extent otherwise provided herein, the Indenture shall be deemed to be canceled, as permitted by section 1123(a)(5)(F) of the Bankruptcy Code, and the obligations of the Debtor thereunder, except for the obligation to pay, reimburse and indemnify the Indenture Trustee shall be discharged, provided that the Indenture shall continue in effect solely for the purposes of (y) allowing the Indenture Trustee, agent or servicer to make the distributions to be made on account of such Allowed Public Note Claims under the Plan and (z) permitting the Indenture Trustee, agent or servicer to maintain any rights or liens it may have for fees, costs and expenses under such indenture or other agreement. Any reasonable fees or expenses due to any such Indenture Trustee, agent or servicer as of the Effective Date shall be paid directly by the Debtor and to that extent shall not be deducted from any distributions to the holders of Claims and Interests. The Reorganized Debtor shall pay the fees and expenses of the Indenture Trustee that are incurred after the Effective Date in connection with the distributions to be made pursuant to this Plan.

        5.03    Revesting of Assets.    The property of the estate of the Debtor shall vest in the Reorganized Debtor on the Effective Date. On and after the Effective Date, the Reorganized Debtor may operate its business, and may use, acquire, and dispose of property free of any restrictions of the Bankruptcy Code. As of the Effective Date, all property of the Reorganized Debtor shall be free and clear of all Claims and Interests, except as provided herein.

        5.04    Corporate Action.    On the Effective Date, the issuance of securities pursuant to section 5.01 hereof, the election of New Directors and appointment of officers of the Reorganized Debtor pursuant to section 6.02 hereof, and the other matters provided under the Plan involving the corporate structure of the Reorganized Debtor shall be deemed to have occurred and shall be in effect from and after the Effective Date without any requirement of further action by the shareholders or directors of the Reorganized Debtor. On the Effective Date, all agreements entered into pursuant to the Plan shall be legally valid, binding and enforceable in accordance with their terms.

        5.05    Angeion Corporation 2002 Stock Option Plan.    On the Effective Date, the Reorganized Debtor shall be deemed to have adopted and shall implement, without further corporate authority or action, the Angeion Corporation 2002 Stock Option Plan. On the Effective Date, the Reorganized Debtor shall distribute Management Options to purchase Replacement Common Stock to certain members of the Reorganized Debtor's senior management to the extent and in accordance with the provisions of the Angeion Corporation 2002 Stock Option Plan. If fully vested and exercised, the Management Options would entitle the holders hereof for the option price described therein to 8.70% of the total amount of the Common Stock to be issued and outstanding on a fully diluted basis.

        5.06    Distributions.

          (a)    Distributions to Holders of Allowed Administrative Claims and Allowed Priority Tax Claims.    The Reorganized Debtor shall make distributions to each holder of an Allowed Administrative Claim or an Allowed Priority Tax Claim for which an Allowed amount has been determined as of the Effective Date in the manner described in sections 3.01 and 3.02 of the Plan.

          (b)    Distributions to Holders of Allowed Other Priority Claims.    The Reorganized Debtor shall make distributions to each holder of an Allowed Other Priority Claim for which an Allowed amount has been determined as of the Effective Date in the manner described in section 3.03 of the Plan.

          (c)    Distributions of Replacement Common Stock.

              (i)  In accordance with Section 5.01 of the Plan, the Reorganized Debtor shall distribute to the Indenture Trustee the Replacement Common Stock for distribution to the holders of Allowed Public Note Claims in accordance with the Indenture and the Reorganized Debtor will distribute to each remaining holder of an Allowed Class 2 Claim and an Allowed Class 3 Interest the shares of Replacement Common Stock (rounded in accordance with subsection 5.09(e) of the Plan) to which such holder is entitled hereunder.

            (ii)  Distributions of the Replacement Common Stock to holders of such Allowed Class 2 Claims and Allowed Class 3 Interests pursuant to this paragraph of the Plan or otherwise will be made on the Distribution Date or as soon thereafter as is practicable.

            (iii)  The Reorganized Debtor and the Indenture Trustee, as the case may be, shall hold the Replacement Common Stock as a distribution agent and will, as soon as practicable, economically and administratively, in accordance with applicable law and this Plan, and the Indenture with respect to Allowed Public Note Claims, deliver the shares of Replacement Common Stock to each holder of an Allowed Class 2 Claim or an Allowed Class 3 Interest.

            (iv)  Surrender and Cancellation of Notes. As a condition to receiving distribution under the Plan, the Noteholders shall surrender their Notes to the Indenture Trustee in accordance with the Indenture. Any Noteholder who has not surrendered or been deemed to have surrendered its Notes within one year after the Effective Date, shall have its Claim as a Noteholder forfeited and shall receive no distribution on account of its Allowed Public Note Claims. Thereafter, the Indenture Trustee shall distribute the same to other holders of Allowed Public Note Claims pro rata.

          (d)    Transmittal of distributed property and notices.    Except as may otherwise be agreed to by the Reorganized Debtor and the holder of a particular Claim or Interest, any property or notice to which such holder may become entitled under the provisions of the Plan, shall be delivered to such holder by regular mail, postage prepaid, in an envelope addressed to such holder as he or his authorized agent may direct in a request filed, on or before the Effective Date, with the Bankruptcy Court (or filed, after the Effective Date, with the Reorganized Debtor), but if no such request is filed, to the address shown in the Debtor's Schedules or other records, or, if a different address is stated in a proof of claim duly filed, to such address. In all cases where delivery or distribution is effected by mail, the date of delivery or distribution shall be the date of mailing. Property delivered in accordance with this paragraph will be deemed delivered to the holder regardless of whether such property is actually received by such holder. Notwithstanding any provision of the Plan to the contrary, any payment or other distribution which the Reorganized Debtor is required to make by the Plan, to the holder of an Allowed Claim or Allowed Interest on the Effective Date or on any other Distribution Date, shall be deemed to be made timely if made on the Effective Date or other Distribution Date, as the case may be, or within five (5) Business Days thereafter.

          (e)    Rounding, Fractional Shares.    Whenever any delivery of a fractional share of Common Stock shall otherwise be called for, no such fractional shares shall be delivered, but rather, the actual distribution of Common Stock shall reflect a rounding to the nearest whole number of shares (rounding down in the case of fractions of 0.5 or less).

          (f)    Unclaimed Property.    The Reorganized Debtor shall make distributions of property to holders of Claims and Interests at those times and in that manner set forth in the Plan. If any distributions are unclaimed, the Reorganized Debtor will follow up with mailings approximately one year and again 18 months after the Effective Date. In the event that any distribution of property remains unclaimed for a period of two years after it has been delivered (or after such delivery has been attempted), or otherwise made available in accordance with the Plan to the holder entitled thereto, such unclaimed property shall be forfeited by such holder.

          (g)    Full and Final Satisfaction.    All payments and distributions under this Plan shall be in full and final satisfaction, settlement, release and discharge of all Claims and Interests, except to the extent provided for by this Plan and any agreements delivered in connection herewith.

          (h)    Setoffs.    The Reorganized Debtor may, but shall not be required to, set off against any Claim and the payments to be made pursuant to the Plan in respect of such Claim, any claims of any nature whatsoever the Debtor may have against the holder thereof, but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or the Reorganized Debtor of any such claim the Debtor or the Reorganized Debtor may have against such holder.

          (i)    Disputed Claims or Interests.    Notwithstanding any other provisions of the Plan, no payments or distributions shall be made on account of any Disputed Claim or Disputed Interest until such Claim or Interest becomes an Allowed Claim or an Allowed Interest, and then only to the extent that it becomes an Allowed Claim or an Allowed Interest. The Debtor and the Reorganized Debtor shall retain the right to compromise, settle, litigate or otherwise resolve any such Disputed Claims or Disputed Interests in the ordinary course of its business operations, either before or after the Effective Date, at the sole election of the Debtor and the Reorganized Debtor. All Disputed Claims or Disputed Interests which become Allowed Claims or Allowed Interests after the Effective Date shall be entitled to distribution on account of such subsequently Allowed Claims or Allowed Interests on the next Distribution Date.

ARTICLE VI
PROVISIONS RELATING TO CORPORATE STRUCTURE
AND SALE OR PURCHASE OF STOCK OF THE REORGANIZED
DEBTOR UPON CONSUMMATION

        6.01    Articles of Incorporation.    The Reorganized Debtor has filed its Amended and Restated Articles of Incorporation with the Bankruptcy Court and will file with the Secretary of State of the State of Minnesota on the Distribution Date. The Amended and Restated Articles of Incorporation of the Reorganized Debtor will, among other things, prohibit the issuance of non-voting equity securities to the extent required by section 1123(a)(6) of the Bankruptcy Code and will authorize (i) the issuance of shares of Replacement Common Stock in sufficient amounts to satisfy the Reorganized Debtor's obligations under the Plan, (ii) a classified Board of Directors providing for staggered election of Directors and (iii) blank check preferred provisions.

        6.02    Management of the Reorganized Debtor.    On the Effective Date, the operation of the Reorganized Debtor shall become the general responsibility of the Reorganized Board, which shall, thereafter, have the responsibility for the management, control, and operation of the Reorganized Debtor. The Reorganized Board shall consist of a minimum of three (3) and a maximum of seven (7) directors up to four of whom are to be selected by the Unsecured Creditors' Committee, which right will terminate upon the earlier of (a) January 1, 2006 or (b) when the Noteholders own less than forty percent (40%) of Replacement Common Stock. The initial officers of the Reorganized Debtor shall be Richard Jahnke, President and Chief Executive Officer, and Dale Johnson, Chief Financial Officer, both of whom hold the same positions at Medical Graphics. All such directors and officers shall be deemed elected as of the Effective Date pursuant to the Confirmation Order. Those officers and directors not continuing in office shall be deemed removed therefrom as of the Effective Date pursuant to the Confirmation Order.

        6.03    Transfer of Stock of the Reorganized Debtor.

          (a)  Section 382(1)(5) of the Internal Revenue Code of 1986, as amended, provides that if an ownership change in an amount in excess of 50% occurs within the two year period immediately following confirmation, Debtor's ability to utilize its net operating loss carryforwards may be eliminated. In addition, Section 382 provides that a change in ownership in an amount in excess of 50% in a three year testing period would limit the Debtor's ability to utilize its net operating loss carry forwards in the future. Consequently, for a period of three years after the end of the fiscal year in which this Plan is confirmed, any attempted sale, transfer, assignment, conveyance, grant, pledge, gift or other disposition of any share or shares of Common Stock, or any New Warrants, or any Management Option to any person, entity or group acting in concert who owns, or who, as a result of such transfer could own, would own or would be treated as owning, 5% or more of the value of the outstanding Replacement Common Stock or would otherwise be treated as a 5% shareholder within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, shall be void, insofar as it purports to transfer ownership of rights in respect of such stock to the purported transferee, unless the transfer is approved in advance by the Reorganized Board.

          (b)  In addition, the Debtor will also limit each person or group of affiliated persons that own 5% or more of the Debtor's Replacement Common Stock immediately following confirmation from transferring more then 60% of such person or group's Replacement Common Stock during the two year period after confirmation unless the transfer is approved in advance by the Reorganized Board. Any transfer by these persons or groups similarly in excess of 60% of such persons ownership shall be void, insofar as it purports to transfer ownership of rights in respect of such stock to the purported transferee, unless the transfer is approved in advance by the Reorganized Board

          (c)  The Debtor's Articles of Incorporation and Bylaws will be amended to include provisions that give effect to the restrictions in this Section 6.03. If a shareholder attempts to violate the transfer restrictions described in this Section 6.03, the Debtor shall be entitled to limit the transfer of the shares or take other steps to invalidate the transfer, including seeking an injunction to restrain the violation or the attempted violation of such transfer restrictions. The Debtor shall also put legends on the Debtor's stock certificates to the extent necessary to give effect to the provisions of this Section 6.03.

ARTICLE VII
EXECUTORY CONTRACTS AND UNEXPIRED LEASES

        7.01    Assumption and Rejection of Executory Contracts and Unexpired Leases.    Except as otherwise provided in this Plan or in any order of the Bankruptcy Court on the Effective Date, all executory contracts or unexpired leases (including any and all amendments, revisions or modifications thereto) of the Debtor listed on Schedule 7.01 attached hereto or, if not so listed, is not the subject of a motion to reject as of the Confirmation Date, will be deemed assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code. Nothing in this Plan shall affect, limit or impair the right of the Reorganized Debtor to terminate an assumed contract after the Confirmation Date in accordance with applicable non-bankruptcy law. Entry of the Confirmation Order by the Clerk of the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code. The Debtor shall pay all cure amounts required as a condition of assumption under Section 365 of the Bankruptcy Code for assumed executory contracts and unexpired leases in cash on the Distribution Date unless otherwise agreed. Claims created by the rejection of executory contracts must be filed with the Bankruptcy Court no later than fifteen (15) days after the later of (a) the Order authorizing such rejection and (b) the Effective Date. Any Claims not filed within such time shall be forever barred from assertion against the Reorganized Debtor, its properties and estate.

ARTICLE VIII
WITHDRAWAL OR MODIFICATION OF THE PLAN

        8.01    Modification of Plan Before and After Confirmation Date.    The Debtor with the consent of the Unsecured Creditors' Committee may alter, amend, or modify the Plan under section 1127 of the Bankruptcy Code at any time prior to the Confirmation Date. In accordance with Bankruptcy Rule 3019, any such alteration, amendment or modification that does not materially and adversely affect the treatment of holders of any Claim that votes to accept the Plan, may be approved by the Bankruptcy Court at a Confirmation Hearing without the necessity of resoliciting votes. After the Confirmation Date and prior to substantial consummation of the Plan, the Reorganized Debtor and any party in interest may, so long as it does not adversely affect the treatment of holders of any Claims under the Plan, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the disclosure statement, or the Confirmation Order, and to address such matters as may be necessary to carry out the purposes and effects of the Plan.

        8.02    Withdrawal of the Plan.    The Debtor reserves the right, with the consent of the Unsecured Creditors' Committee, to withdraw and revoke the Plan at any time prior to the Confirmation Date, in which case the Plan will be deemed null and void. In the event of withdrawal or revocation of the Plan by the Debtor, nothing contained in the Plan will be deemed to constitute a waiver or release of any Claim by or against any the Debtor or any other person or entity or to prejudice in any manner the rights of the Debtor or any other person or entity.

ARTICLE IX
ACCEPTANCE OR REJECTION OF PLAN AND CRAMDOWN

        9.01    Classes Entitled to Vote.    Classes 2 and 3 are Impaired and entitled to vote to accept or reject this Plan.

        9.02    Cramdown.    The Debtor may request Confirmation under section 1129(b) of the Bankruptcy Code if any Impaired Class does not accept the Plan pursuant to section 1126.

ARTICLE X
RETENTION OF JURISDICTION

        10.01    Retention of Jurisdiction in the Bankruptcy Court.    The Bankruptcy Court will retain and have exclusive jurisdiction over this case for the following purposes:

          (a)  To hear and determine any and all matters relating to the rejection, assumption or assignment of executory contracts and leases, any objections to Claims resulting therefrom, and the allowance of any Claims resulting therefrom;

          (b)  To hear and determine any and all applications, adversary proceedings, contested matters and other litigated matters pending on the Effective Date or permitted to be commenced thereafter under the Bankruptcy Code and the Bankruptcy Rules;

          (c)  To ensure that the distributions to holders of Allowed Claims and Allowed Interests are accomplished as provided in the Plan;

          (d)  To hear and determine any objections to Claims or Interests filed both before and after Confirmation; to allow or disallow, in whole or in part, any Disputed Claim or Interest; and to hear and determine other issues presented by or arising under the Plan;

          (e)  To enter and implement such orders as may be appropriate in regard to the Confirmation Order and the Plan;

          (f)    To hear and determine all applications of professionals for compensation and reimbursement of expenses under section 330, 331, or 503(b) of the Bankruptcy Code;

          (g)  To hear the Debtor's or the Reorganized Debtor's application, if any, to modify the Plan in accordance with section 1127 of the Bankruptcy Code (after Confirmation, the Debtor or the Reorganized Debtor may also, so long as they do not adversely affect the interest of holders of Allowed Claims, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan or Confirmation Order, in such manner as my be necessary to carry out the purposes and effects of the Plan);

          (h)  To hear and determine disputes arising in connection with interpretation of the Plan or its implementation, including disputes among holders of Allowed Claims or Allowed Interests and disputes arising under any other agreements, documents or instruments executed in connection with the Plan;

          (i)    To construe and to take any action to enforce the Plan and issue such orders and injunctions as may be necessary for the consummation and implementation of the Plan;

          (j)    To determine such other matters and for such purposes as may be provided in the Confirmation Order;

          (k)  To hear and determine any motions or contested matters involving taxes, tax refunds, tax Claims, tax attribute and tax benefits and similar or related matters, with respect to the Debtor arising on or prior to the Effective Date or relating to the period of administration of the Chapter 11 case;

          (l)    To hear and determine any other matters related to the Plan and not inconsistent with Chapter 11 of the Bankruptcy Code;

          (m)  To enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified or vacated;

          (n)  To recover assets of the Reorganized Debtor, including preference claims or any other avoidance claims, wherever located;

          (o)  To hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code; and

          (p)  To enter a final decree closing the Chapter 11 Case.

ARTICLE XI
DISCHARGE, RELEASES, EXCULPATION AND INDEMNIFICATION

        11.01    Discharge of All Claims and Interests and Releases.

          (a)  Except as otherwise provided by this Plan or in the agreements delivered in connection herewith, the confirmation of this Plan (subject to the occurrence of the Effective Date) shall discharge the Debtor and the Reorganized Debtor from any Claim that arose before the Confirmation Date, and any Claim of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not a proof of Claim is filed or is deemed filed, whether or not such Claim is an Allowed Claim, and whether or not the holder of such Claim has voted on this Plan.

          (b)  Except as otherwise specifically provided by this Plan, the distributions and rights that are provided in this Plan shall be in complete satisfaction, discharge and release, effective as of the Confirmation Date (but subject to the occurrence of the Effective Date) of (i) all claims and causes of action against, liabilities of, liens on, obligations of and Interests in the Debtor or Reorganized Debtor or the direct or indirect assets and properties of the Debtor or Reorganized Debtor whether known or unknown, and (ii) all causes of action (whether known or unknown, either directly or derivatively through the Debtor or the Reorganized Debtor) against, Claims against, liabilities (as guarantor of a claim or otherwise) of, liens on the direct or indirect assets and properties of, and obligations of successors and assigns of, the Debtor, the Reorganized Debtor and their successors and assigns based on the same subject matter as any Claim or Interest or based on any act or omission, transaction or other activity or security, interest or other agreement of any kind or nature occurring, arising or existing prior to the Effective Date that was or could have been the subject of any Claim or Interest, in each case regardless of whether a proof of claim or interest was filed, whether or not Allowed and whether or not the holder of the Claim or Interest has voted on this Plan.

          (c)  Except as otherwise specifically provided by this Plan, any entity or person accepting any distribution pursuant to this Plan shall be presumed conclusively to have released the Debtor, the Reorganized Debtor, and their respective successors and assigns from any cause of action based on the same subject matter as the Claim or Interest or which the distribution is received. The release described in the preceding sentence shall be enforceable as a matter of contract against any entity or person that accepts any distribution pursuant to this Plan.

        11.02    Exculpation:    Neither the Debtor, the estate, the Reorganized Debtor, nor any present officer, director, employee, agent, indenture trustee, attorney, accountant, investment banker or financial advisor to any of them, shall be obligated in any manner under the Plan or in respect or by reason of the filing, negotiation, prosecution, confirmation, consummation or implementation of the Plan or the attempted restructuring of the indebtedness of the Debtor prior to the Petition Date or any action taken or not taken in connection therewith, or shall have or incur any liability to any holder of a

Claim or Interest or any other person or entity in respect of any such matters or any information provided or statement made in the disclosure statement or omitted therefrom, except that (i) the Debtor and the Reorganized Debtor shall fulfill the obligations expressly set forth in the Plan and (ii) each person or entity shall remain liable, to the extent provided by law, for its own willful misconduct or gross negligence as determined pursuant to Final Order of a court of competent jurisdiction. Each such person or entity shall be entitled to rely upon the advice of counsel with respect to its duties and responsibilities under the Plan and shall be fully protected in acting or in refraining from acting in accordance with such advice or in any manner approved or ratified by the Bankruptcy Court.

        11.03    Indemnification.    Subject to the occurrence of the Effective Date, the obligations of the Debtor to indemnify officers and directors, holding such offices from and including the Petition Date through and including the Confirmation Date, against any obligation pursuant to the Debtor's Articles of Incorporation, by-laws or applicable state laws shall survive confirmation of the Plan, remain unaffected by this Plan and not be discharged.

        11.04    Limitation of Liability.    Neither the Reorganized Debtor, the Subsidiary, nor any of their employees, officers, directors, agents or representatives, nor any professional persons or entities employed by any of them, shall have or incur any liability to any person or entity for any act taken or omission made in good faith in connection with or related to formulating, implementing, confirming or consummating this Plan, the solicitation materials and disclosure statement, or any contract, instrument, release or other agreement or document created in connection with this Plan.

        11.05    No Liability for Solicitation or Participation.    As specified in section 1125(e) of the Bankruptcy Code, persons that solicit acceptances or rejections of the Plan and/or participate in the offer, issuance, sale or purchase of securities offered or sold under the Plan, in good faith and in compliance with applicable provisions of the Bankruptcy Code, shall not be liable for violations of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer, issuance, sale, or purchase of securities.

        11.06    Injunction:    The discharge and release provided in the Plan shall also operate as an injunction restraining any person from commencing or continuing any action, suit or proceeding, or employing any process, or otherwise acting, to collect, offset or recover any claim discharged or related under the Plan to the fullest extent authorized or provided by the Bankruptcy Court, including the Sections 524 and 1141 thereof. Except as provided in section 11.02 above, the Confirmation Order shall constitute an injunction enjoining any person or entity from enforcing or attempting to enforce any cause of action against any present director, officer, employee, indenture trustee, attorney, accountant, financial advisor, investment banker or agent of the Debtor based on, arising from or relating to, in whole or in part, any act, omission, or other occurrence taking place on or prior to the Effective Date with respect to or in any way relating to this case, all of which causes of action will be deemed released on the Effective Date.

ARTICLE XII
MISCELLANEOUS PROVISIONS

        12.01    Payment of Statutory Fees.    All fees payable pursuant to 28 U.S.C. § 1930 shall be paid on or before the Effective Date and thereafter as and when due until the Chapter 11 case is closed, dismissed or converted. After confirmation, the Debtor shall submit monthly operating reports to the United States Trustee each month (or portion thereof) until the Chapter 11 case is closed, dismissed or converted. Such report shall be in the format prescribed by the United States Trustee.

        12.02    Saturday, Sunday, or Legal Holiday.    If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

        12.03    Severability of Provisions.    If prior to Confirmation, any term or provision of the Plan which does not govern the treatment of Claims or Interests or the conditions to the Effective Date is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, Impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

        12.04    Rights of Action.    Any rights or causes of action accruing to the Debtor shall vest in the Reorganized Debtor on the Effective Date. The Reorganized Debtor may pursue or release all reserved rights of action, as appropriate, in accordance with what is in the best interests, and for the benefit, of the Reorganized Debtor.

        12.05    Committee.    The appointment of the Unsecured Creditors' Committee shall continue in effect for the sole purpose of appointing members to the Reorganized Board until the earlier of (a) January 1, 2006, (b) the date by which the Reorganized Board has seven (7) board members, or (c) the date the Unsecured Creditors' Committee no longer is entitled to appoint members to the Reorganized Board.

        12.06    Headings.    Headings are used in the Plan for convenience and reference only, and shall not constitute a part of the Plan for any other purpose.

        12.07    Binding Effect.    The Plan shall be binding upon and inure to the benefit of the Reorganized Debtor, its Creditors, the holders of Interests, and their respective successors and assigns.

        12.08    Notices.    Any notice to the Debtor or to the Reorganized Debtor required or permitted to be provided under the Plan or disclosure statement shall be in writing and served by either (1) certified mail, return receipt requested, postage prepaid, (2) hand delivery, or (3) reputable overnight delivery service, freight prepaid, to be addressed as follows:

      ATTN: Richard E. Jahnke
      Angeion Corporation
      350 Oak Grove Parkway
      Saint Paul, Minnesota 55127

With a copy to:

      Michael Meyer, Esquire
      Ravich, Meyer, Kirkman, McGrath and Nauman, P.A.
      80 S. Eighth Street, #4545
      Minneapolis, Minnesota 55402-2225
      (Fax) 612-332-8302

      Thomas G. Lovett, Jr.
      Lindquist & Vennum P.L.L.P.
      80 S. Eighth Street
      4200 IDS Center
      Minneapolis, Minnesota 55402-2223
      (Fax) 612-371-3207

      William I. Kampf
      Kampf and Associates, P.A.
      901 Foshay Tower
      821 Marquette Avenue South
      Minneapolis, Minnesota 55402
      (Fax) 612-339-0273

        12.09    Governing Law.    Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or the Minnesota Business Corporation Act, the laws of the State of Minnesota shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan.

        12.10    Filing of Additional Documents.    On or before substantial consummation of the Plan, the Reorganized Debtor shall file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

        12.11    Withholding, and Reporting Requirements.    In connection with the Plan and all instruments issued in connection therewith and distributions thereon, the Debtor and the Reorganized Debtor (as appropriate) shall comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.

ANGEION CORPORATION
	By:	/s/ RICHARD E. JAHNKE Richard E. Jahnke President and Chief Executive Officer
Michael Meyer (#72527) RAVICH, MEYER, KIRKMAN, McGRATH AND NAUMAN, P.A.	UNSECURED CREDITORS' COMMITTEE
80 S. Eighth Street, #4545	By:	/s/ JEFFREY T. SCHMITZ
Minneapolis, Minnesota 55402-2225
612-317-4745 (Fax) 612-332-8302		Deephaven Capital Management
Attorneys for Debtor		Chairman

William I. Kampf (#53387)
 KAMPF & ASSOCIATES, P.A.
901 Foshay Tower
821 Marquette Avenue South
Minneapolis, Minnesota 55402
612-339-0522
(Fax) 612-339-0273
Attorneys for Official Committee of Unsecured Creditors

QuickLinks

UNITED STATES BANKRUPTCY COURT DISTRICT OF MINNESOTA THIRD DIVISION
JOINT MODIFIED PLAN OF REORGANIZATION
ARTICLE I DEFINITIONS
ARTICLE II CLASSIFICATION OF CLAIMS AND INTERESTS
ARTICLE III TREATMENT OF CLAIMS AND INTERESTS
ARTICLE IV METHOD OF DISTRIBUTION OF PROPERTY TO HOLDERS OF ALLOWED CLAIMS
ARTICLE V IMPLEMENTATION OF THE PLAN
ARTICLE VI PROVISIONS RELATING TO CORPORATE STRUCTURE AND SALE OR PURCHASE OF STOCK OF THE REORGANIZED DEBTOR UPON CONSUMMATION
ARTICLE VII EXECUTORY CONTRACTS AND UNEXPIRED LEASES
ARTICLE VIII WITHDRAWAL OR MODIFICATION OF THE PLAN
ARTICLE IX ACCEPTANCE OR REJECTION OF PLAN AND CRAMDOWN
ARTICLE X RETENTION OF JURISDICTION
ARTICLE XI DISCHARGE, RELEASES, EXCULPATION AND INDEMNIFICATION
ARTICLE XII MISCELLANEOUS PROVISIONS